264 Spring Street NW

Atlanta, Georgia 30308

T: 800.225.5627

ncrvoyix.com

September 23, 2024

Ms. Aliya Ishmukhamedova

Mr. Sebastian Gomez Abero

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	NCR Voyix Corp Form 10-K for the Fiscal Year Ended December 31, 2023 File No. 001-00395

Dear Ms. Ishmukhamedova and Mr. Gomez Abero:

This letter sets forth the response of NCR Voyix Corporation (the “Company”) to a comment received from the Division of Corporation Finance, Office of Life Sciences (the “Staff”) of the United States Securities and Exchange Commission, set forth in your letter of September 16, 2024 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2023.

For convenience, the Staff’s comment is repeated below, followed by the Company’s response to the comment as well as a summary of the responsive actions to be taken. Unless the context requires otherwise, references to “we”, “our”, “us”, “NCR Voyix” or “the Company” in the responses below refer to NCR Voyix Corporation.

Form 10-K for the fiscal year ended December 31, 2023

Item 1C. Cybersecurity, page 26

1.

We note that your information security program is under the responsibility of the Chief Information Officer (CIO). Please revise future filings to discuss the relevant expertise of the CIO as required by Item 106(c)(2)(i) of Regulation S-K.

Response:

The Company will revise future filings to include the relevant expertise of the persons or members responsible for assessing and managing cybersecurity risks, as required by Item 106(c)(2)(i) of Regulation S-K. As the Company’s Chief Information Officer’s title and role was expanded to the role of Chief Technology Officer subsequent to the filing of the Company’s most recent annual report, the Company anticipates that it will include language similar to the following to address Item 106(c)(2)(i) of Regulation S-K in its next annual report.

“Our Chief Technology Officer (CTO) is responsible for oversight of our information security strategy, program, and operations. Our CTO has over 25 years of information technology experience, including leadership experience managing global information security, IT infrastructure and engineering. He holds a doctorate in Business Administration, Master of Business Administration, and Bachelor of Engineering in Electrical and Electronics Engineering / Information Systems. In previous roles at large scale fintech and cybersecurity companies, the CTO has designed comprehensive cybersecurity programs and managed and mitigated high profile cybersecurity incidents to ensure business continuity.

Our Chief Information Security Officer (CISO), who reports directly to the CTO, is responsible for day-to-day assessment and management of cybersecurity risk. The CISO has over 20 years of experience in various roles related to information security and related technology, including previously serving as Vice President of Information Technology and Senior Vice President of Information Technology at other companies, and holds a Bachelor of Science in Math and a Master of Business Administration in Computer Information Systems and Information Technology. The CISO’s responsibilities in prior roles at large, global fintech and healthcare companies has included initiatives to identify and reduce cybersecurity vulnerabilities.”

In addition, NCR Voyix acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact me at (800) 225-5627 if there are any questions concerning the foregoing or if we can be of assistance in any way.

Sincerely,
/s/ Brian Webb-Walsh
Brian Webb-Walsh Executive Vice President and Chief Financial Officer

cc:	Kelli Sterrett
Executive Vice President, General Counsel & Secretary